OMB APPROVAL
OMB Number: 3235-0145
Expires: December 31, 2005
Estimated average burden hours per response...11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Riviana Foods Inc.

(Name of Issuer)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

769536103

(Cusip Number)

Jaime Carbó Fernandéz
Chief Financial Officer
Ebro Puleva S.A.
Calle Villanueva 4
28001 Madrid
Spain
Telephone: +34 902 10 20 31

Copy to:

Douglas L. Getter
Dewey Ballantine
One London Wall
London EC2Y 5EZ
United Kingdom
Telephone: +44(0)20 7456 6000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 27, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 769536103			Page 2 of 7 pages

1.	Name of Reporting Person: Ebro Puleva S.A.		I.R.S. Identification Nos. of above persons (entities only): N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): BK, WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Spain

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 14,146,186*

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 14,146,186*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 14,146,186*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 89%**

14.	Type of Reporting Person (See Instructions): CO

*	Includes 833,918 shares of Riviana Foods Inc. common stock underlying certain options to purchase the common stock of Riviana Foods Inc. The reporting person may be deemed to have beneficial ownership of the shares underlying such options by virtue of the Stockholder Agreements described in this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Ebro Puleva S.A. or Ebro Puleva Partners G.P., that either of them is the beneficial owner of any of the common stock underlying such options for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

**	The calculation of the foregoing percentage is based on the number of shares of Riviana Foods Inc. common stock outstanding as of July 23, 2004 (14,529,823) as set forth in the Merger Agreement (as defined below) and assumes that all outstanding options (1,388,120), also as set forth in the Merger Agreement, will be exercisable within 60 days from July 23, 2004.

2

CUSIP No. 769536103			Page 3 of 7 pages

1.	Name of Reporting Person: Ebro Puleva Partners G.P.		I.R.S. Identification Nos. of above persons (entities only): N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 14,146,186*

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 14,146,186*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 14,146,186*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 89%**

14.	Type of Reporting Person (See Instructions): PN

*	Includes 833,918 shares of Riviana Foods Inc. common stock underlying certain options to purchase the common stock of Riviana Foods Inc. The reporting person may be deemed to have beneficial ownership of the shares underlying such options by virtue of the Stockholder Agreements described in this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Ebro Puleva S.A. or Ebro Puleva Partners G.P., that either of them is the beneficial owner of any of the common stock underlying such options for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

**	The calculation of the foregoing percentage is based on the number of shares of Riviana Foods Inc. common stock outstanding as of July 23, 2004 (14,529,823) as set forth in the Merger Agreement (as defined below) and assumes that all outstanding options (1,388,120), also as set forth in the Merger Agreement, will be exercisable within 60 days from July 23, 2004.

3

Item 1. Security and Issuer.

     This Amendment No. 1 (the “Amendment”) to the Statement on Schedule 13D amends and supplements the Statement on Schedule 13D filed with the United States Securities and Exchange Commission on August 4, 2004 (“Original Schedule 13D”), by Ebro Puleva S.A. (“Parent”) and by Ebro Puleva Partners G.P. (“Purchaser”), relating to the offer by Purchaser to purchase all of the outstanding shares of common stock (the “Shares”) of the Riviana Foods Inc. (the “Company”) for $25.75 per Share, net to the seller in cash, and certain agreements entered into in connection therewith, upon the terms and subject to conditions set forth in the Offer to Purchase (the “Offer to Purchase”) filed as Exhibit (a)(1)(A) to the Tender Offer Statement on Schedule TO filed by Parent and Purchaser on July 30, 2004, as amended (“Schedule TO”), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). Capitalized terms used but not otherwise defined in this Amendment shall have the meaning assigned to them in the Original Schedule 13D.

Item 3. Source and Amount of Funds or other Consideration.

     On August 23, 2004, Parent and certain of its subsidiaries and JPMorgan Chase Bank, Sucursal en Espana, entered into the Credit Facility Agreement for U.S. $400,000,000 (“Credit Facility Agreement”) filed as Exhibit (b)(2) to the Schedule TO. References to the Credit Facility Agreement in this Item 3 are qualified in their entirety by reference to the Credit Facility Agreement which is filed as an exhibit to this Amendment and which is incorporated by reference in this Item 3 in its entirety.

Item 4. Purpose of the Transaction.

     On August 26, 2004, Parent, Purchaser and Riviana entered into an amendment to the Merger Agreement (the “Merger Agreement Amendment”) in accordance with Section 2.1 of the Merger Agreement pursuant to which the parties agreed that if Purchaser purchases 90% or more of the outstanding Shares, Purchaser will form a new wholly-owned Delaware subsidiary, Ebro Puleva, Inc., for the purposes of consummating the Merger. A copy of the Merger Agreement Amendment is filed as Exhibit (d)(1)(A) to the Schedule TO. The directors of Ebro Puleva, Inc., are Messrs. Antonio Hernández Callejas and Jaime Carbó Fernández. Mr. Hernández also serves as President and Mr. Carbó as Vice President and Secretary of Ebro Puleva, Inc. See Annex 1 of the Original Schedule 13D for certain background information concerning Messrs. Hernández and Carbó.

     References to, and descriptions of, the Merger Agreement Amendment in this Item 4 are qualified in their entirety by reference to the Merger Agreement Amendment which is filed as an exhibit to this Amendment and which is incorporated by reference in this Item 4 in its entirety.

Item 5. Interest in Securities of the Issuer.

     (a), (b) and (c) The Offer’s initial offering period expired at 12:00 midnight, New York City time, on August 26, 2004. Following the expiration of the initial offering period, Purchaser accepted for payment all Shares validly tendered pursuant to the Offer. On August 27, 2004, Purchaser and Parent announced that a subsequent offering period for the Offer would commence on August 27, 2004 at 9:00 a.m., New York City time and expire on September 1, 2004 at 5:00 p.m., New York City time, unless extended.

Page 4 of 7 pages

     The Depositary for the Offer has advised Parent and Purchaser that, as of the expiration of the initial offering period of the Offer, an aggregate of 13,312,268 Shares were validly tendered to the Purchaser in the Offer, including 420,491 Shares tendered by notice of guaranteed delivery. Purchaser has accepted for payment all Shares validly tendered and not withdrawn prior to the expiration of the initial offering period.

     For the purposes of Rule 13d-3 promulgated under the Exchange Act, by reason of the purchase of the Shares tendered in the initial offering period and the arrangements in the Stockholder Agreements relating to certain Company options, the Purchaser and Parent may be deemed to have shared voting power and shared dispositive power with respect to (and therefore beneficially own) 14,146,186 Shares, representing approximately 89% of the outstanding Shares (assuming all outstanding options to purchase Shares will be exercisable within 60 days from July 23, 2004).

     With respect to the voting of the Shares underlying the options subject to the Stockholder Agreements, the Parent and the Purchaser have the power to vote or cause the vote of the Shares in accordance with the terms of the Stockholder Agreements. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Parent or the Purchaser is the beneficial owner of the Shares underlying such options for the purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

     Except as set forth in the cover pages and in this Item 5, neither Parent nor Purchaser, nor any person controlling Parent or Purchaser, nor, to the best of their knowledge, after reasonable inquiry, any person identified on Annex I or II of the Original Schedule 13D, owns beneficially any Shares.

     Except for the execution and delivery of the Stockholder Agreements, the Merger Agreement, the Merger Agreement Amendment and the purchase of Shares following the expiration of the initial offering period as described above, no transactions in Shares were effected by Purchaser or Parent during the 60 days prior to the date hereof.

     (d) Inapplicable.

     (e) Inapplicable.

Item 7. Material to be Filed as Exhibits.

     Item 7 of the Schedule 13D is hereby supplemented as follows:

Exhibit No.	Description
5.	Credit Facility Agreement for U.S. $400,000,000, dated August 23, 2004, by and among Ebro Puleva S.A., Azucarera Ebro, S.L., Herba Ricemills, S.L. and Puleva Food, S.L. and JPMorgan Chase Bank, Sucursal en Espana, incorporated herein by reference to Exhibit (b)(2) to Schedule TO filed by Ebro Puleva S.A., Ebro Puleva Partners G.P. and Herba Foods S.L. on July 30, 2004

Page 5 of 7 pages

Exhibit No.	Description
6.	Amendment to Agreement and Plan of Merger, by and among Ebro Puleva S.A., Ebro Puleva Partners G.P. and Riviana Foods Inc., dated August 26, 2004, incorporated herein by reference to Exhibit (d)(1)(A) to Schedule TO filed by Ebro Puleva S.A., Ebro Puleva Partners G.P. and Herba Foods S.L. on July 30, 2004

Page 6 of 7 pages

SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

     Dated: August 30, 2004.

EBRO PULEVA S.A.
By:	/s/ Jaime Carbó Fernández
	Name:	Jaime Carbó Fernández
	Title:	Chief Financial Officer

EBRO PULEVA PARTNERS G.P. By: EBRO PULEVA S.A., its General Partner
By:	/s/ Jaime Carbó Fernández
	Name:	Jaime Carbó Fernández
	Title:	Chief Financial Officer

Page 7 of 7 pages